ENDEXX CORPORATION

38246 North Hazelwood Circle

Cave Creek, Arizona 85331

June 30, 2021

VIA EDGAR TRANSMISSION

Scott Stringer

Joel Parker

Daniel Morris

Dieterich King

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Endexx Corporation
Pre-effective Amendment No. 1 to Registration Statement on Form 10
Filed April 8, 2021
File No. 000-30233

Ladies and Gentlemen:

Endexx Corporation, a Nevada corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 10, 2021 (the “Comment Letter”), with respect to the Amended Registration Statement on Form 10, filed with the Commission on April 8, 2021 (the “Registration Statement”).

This letter, filed in connection with our filing of Post-effective Amendment No. 1 to the Registration Statement (“Post-effective Amendment No. 1”), sets forth the comments of the Staff in the Comment Letter and our responses in connection with our contemporaneous filing of our Post-effective Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-1 filed April 8, 2021

Business

1.	We note your disclosure throughout your document about operations and products that appear to be prospective in nature. For purposes of illustration only, we note disclosure at page 5 that you intend to commence operations in Jamaica, at page 7 that you intend to begin various marketing activities, and at page 20 that you intend to expand the scope of your operations significantly. Please ensure that you have clearly delineated throughout your document the businesses and products that you presently pursue versus those that you plan to pursue in the future, and the extent to which you currently generate revenue from specific products and services. In this regard, we note that your disclosure may be confusing to investors who wish to focus primarily on your present state of operations, rather than your future aspirations.

Response:

We have amended the disclosure to the business section on pages 5, 7, 8, and 20 and have added a subsection to Post-effective Amendment No. 1 on page 5, entitled “Present and Future State of Operations.”

2.	Please expand the disclosure in the appropriate section to describe clearly each material step you must accomplish in order to generate revenue from the products and in the markets mentioned on page 6. Please disclose the material hurdles before you are able to meet your objectives. In addition, as applicable, please discuss differences in respective markets, whether each brand is sold in all of your retail dispensaries, and how these differences affect your plans.

Response:

We revised the disclosure on pages 7 and 8 of Post-effective Amendment No. 1.

3.	Please revise your overview to disclose your accumulated deficit and net losses for the two most recent fiscal years. In addition, please revise to disclose that your auditors have issued a going concern opinion.

Response:

We revised the disclosure on page 10 of Post-effective Amendment No. 1.

4.	Please explain what you mean when you disclose in the first paragraph on page 4 that your “products have been physician formulated,” as this seems to suggest that they provide a therapeutic benefit. In this regard, we note the FDA limitations on marketing therapeutic benefits that you describe in the regulatory section.

Response:

We revised the disclosure in the Overview on page 4 of Post-effective Amendment No. 1.

Operating Subsidiaries, page 5

5.	We note that the acquisition of Go Green Global and related transactions, including an assignment of intellectual property with Go Green Jamaica, occurred in 2018. Please describe the operations of Go Green Global and Go Green Jamaica from 2018 to present. If the business is dormant, please highlight this fact here. Similarly, please describe the operations of Together One Step Closer LLC. Also, we note that Go Green Jamaica does not appear to be a wholly-owned subsidiary. Please tell us who the remaining shareholders are and whether they are affiliated with you.

Response:

We revised the disclosure on page 5 of Post-effective Amendment No. 1.

6.	Please revise the registration statement, where appropriate, to more fully describe the acquisitions of Kush, Inc., CBD Life Brands, Inc., and Khode, LLC. Specifically, please disclose:

●	the consideration paid or payable to Kush Inc. and CBD Life Brands, Inc.;
●	the terms of the Percentage Payment Agreement, the identity of the third party to that agreement, and how you intend to make the required $3,500,000 payment under that agreement; and
●	the terms of the five-year endorsement contract, the identity of the American DJ, and how you intend to make the required $5,000,000 payment under that agreement.

Response:

We revised the disclosure on page 5 of Post-effective Amendment No. 1, under the subsections “Kush Inc., CBD Life Brands, Inc., and Khode, LLC.” The identity of the third party to the Percentage Payment Agreement is noted in Exhibit 10.24.

Distribution Methods, page 7

Suppliers, page 8

7.	Please disclose the names of your principal distributors and suppliers. Please see Item 101(h)(4)(ii) and (v) of Regulation S-K. With respect to your distribution methods, please also revise to explain your retail strategy. In this regard, we note that the second to last sentence of the second paragraph under “Distribution Methods” on page 7 does not appear to describe a sales strategy.

Response:

We revised the disclosure on pages 7 and 8 of Post-effective Amendment No. 1, under the subsection “Distribution Methods.”

8.

Please explain the process by which your ingredients are continuously tested for purity and quality as described at page 8. Please disclose what testing entails, whether it is performed by you, the suppliers, or third parties, and how (and how often) products are selected for testing.

Response:

We revised the disclosure on page 8 of Post-effective Amendment No. 1, under the subsection “Suppliers.”

The COVID-19 pandemic could have a material adverse impact, page 12

9.	Please update your disclosure in this section, and in the Management’s Discussion and Analysis, to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. For guidance, please refer to CF Disclosure Guidance Topic 9A (June 23, 2020), available on the Commission’s website.

Response:

We revised the Risk Factors on pages 26 and 28 of Post-effective Amendment No. 1.

The FDA has recently called into question the legality of products containing CBD, page 13

10.	Your risk factor heading refers to a recent change in posture by the FDA. Please disclose when the legality of CBD products was called into question. Also, please revise your discussion of regulations in this area to provide greater clarity about changes to the regulatory framework since 2018 and confirm that, to your knowledge, you are in compliance with existing regulations.

Response:

We revised the disclosure on page 14 of Post-effective Amendment No. 1.

Our Chairman of the Board and Chief Executive Officer controls more than half of our voting securities, page 23

11.	Please disclose whether you believe you would be considered a controlled company for purposes of exchange listing standards and, if so, how applicable exemptions related to governance rules would affect the information that is available to investors should you seek listing on an exchange.

Response:

We added a Risk Factor on page 22 and added additional disclosure also on page 22 of Post-effective Amendment No. 1.

Management’s Discussion and Analysis, page 25

12.	Please revise, where appropriate, to provide disclosure about the various promissory notes and convertible notes issued by you since 2019 and the significance of these debt financings to your ability to conduct ongoing operations.

Response:

Disclosure regarding all promissory notes and convertible notes issued by the Company since 2019 is now provided in Item 10 of Post-effective Amendment No. 1, starting on page 39.

Transactions with Todd Davis and Rayne Forecast, Inc., page 36

13.	Please revise to describe in greater detail the certain business transactions for which Mr. Rayne provided assistance during the period required to be disclosed under Item 404 of Regulation S-K.

Response:

Since October 1, 2020 (the beginning of the Company’s current fiscal year), there were no business transactions between Mr. Davis and Rayne Forecast Inc. (“Rayne”) with the exception of (i) the payment or accrual of his compensation pursuant to the terms of his 2005 employment agreement directly with the company and his 2001 (as amended in 2009) consulting agreement with the Company and (ii) the conversion of certain of the debt obligations of the Company (initially and then-currently) in favor of Rayne, the terms of which employment and consulting services and conversion transaction were fully disclosed in the Registration Statement in accordance with the requirements of Item 404 of Regulation S-K. During the Company’s previous fiscal years, there were no business transactions between Mr. Davis and Rayne with the exception of (i) the payment or accrual of his compensation pursuant to the terms of his 2005 employment agreement directly with the company and (ii) his 2001 (as amended in 2009) consulting agreement with the Company that were not generically, but fully disclosed in the Registration Statement in accordance with the requirements of Item 404 of Regulation S-K. Nevertheless, the Company has provided additional disclosure on page 37 of Post-effective Amendment No. 1.

General

14.	Please remove statements regarding the medicinal effects of CBD, as products containing CBD have not been approved by FDA for the diagnosis, cure, mitigation, treatment, or prevention of any disease. In this regard, we note statements in your registration statement that tout the therapeutic benefits of CBD, including reference to “research, clinical observation, and scientific experiments” to determine “accuracy in dosage and delivery of absorption per serving” and other similar statements which may suggest scientific review or validation.

Response:

We revised the disclosure on pages 6 and 7 of Post-effective Amendment No. 1.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned or Randolf W. Katz at 949-697-3103.

Thank you for your ongoing courtesy in this matter.

Very truly yours,

ENDEXX CORPORATION

By:	/s/ Todd Davis
Todd Davis
President and Chief Executive Officer